Kraig Biocraft Laboratories, Inc.
June 9, 2016

Office of the Secretary
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:             Kraig Biocraft Laboratories, Inc.
        Post-Effective Amendment to Form S-1
        Filed May 27, 2016
        File No. 333-199820

Dear Mr. Ingram,

This letter is provided in response to your letter dated June 8, 2016 (the “Comment Letter”) regarding the above-referenced submission of Kraig Biocraft Laboratories, Inc. (the “Company”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

General
1.
This post-effective amendment was filed to update the financial information in your Form S-1 which contained audited financial statements for the fiscal year ended December 31, 2014. Under Section 10(a)(3) of the Securities Act, “when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use.” Please tell us whether you made any offers and/or sales of your common stock using the prospectus from April 30, 2016 to May 27, 2016, during which time the audited financial statements of the prospectus were not current.

Response: The have been no offers and/or sales of the Company’s common stock using the prospectus, from April 30, 2016 to May 27, 2016.
2.
You currently only indicate the amount of shares that remain available for sale under this registration statement at the bottom of page 7. Please revise your prospectus to indicate the amount of Class A common stock still available for sale under this registration statement wherever you discuss the 110 million shares initially registered, and please update your discussion of your selling shareholder and the amount of shares that they are offering, starting on page 16, accordingly.
Response: Pursuant to your comment, wherever we discuss the 110 million shares initially registered, we have revised the prospectus to indicate that “As of June 8, 2016, of the 110,000,000 shares of common stock initially registered, 68,983,999 shares of common stock remain available for registration.”
Additionally, pursuant to your comment, we have revised the discussion of our selling shareholder to indicate that the amount of shares that they are now offering is 68,983,999.
Explanatory Note, page 2
3.
You state in this explanatory note that in reliance on Section 84001 of the FAST Act you are electing to incorporate all documents subsequently filed pursuant to the periodic reporting obligations of the Exchange Act by reference. Please revise to include statements required by Item 12(b)(1) of Form S-1. Please also include the undertaking called for by Item 512(b) of Regulation S-K in your undertakings section on page 88.
Response: Pursuant to your comment, we have revised the explanatory note on page 2 to state the following, “The Company will (i) provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement but not delivered with the prospectus; (ii) provide these reports or documents upon written or oral request; (iii) provide these reports or documents at no cost to the requester; (iv) state the name, address, telephone number, and email address, if any, to which the request for these reports or documents must be made; and (v) state the Company’s Website address, including the uniform resource locator (URL) where the incorporated reports and other documents may be accessed.”
Pursuant to your comment, we have revised the undertakings section on page 88 to state the following, “That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.”
Prospectus Summary, page 5
4.
You indicate that you expect to “begin work on [your] first US government funded program” over the second and third quarters of 2016. Please describe any material relationships with the federal agency that you refer to here, and please file any material contracts. If you have yet to enter into any arrangements, please prominently disclose that fact. Please refer to Item 601(b)(10) of Regulation S-K and Rule 408 of Regulation C.
Response: Pursuant to your comment, we have revised the prospectus summary on page 5 to state the following, “However, as of the date of this prospectus, the Company has yet to enter into any contracts with the US government. There is also no guarantee that the Company will ever enter into any agreements with the US government in the second and third quarters of 2016 or any time in the future.”

We understand that you may have additional comments and thank you for your attention to this matter.

Sincerely,
Kraig Biocraft Laboratories, Inc.

/s/_Kim Thompson_____________
Kim Thompson
Chief Executive Officer

cc: Louis E. Taubman
     Hunter Taubman Fischer LLC
     1450 Broadway, 26th Floor
     New York, NY 10018